Via Facsimile and U.S. Mail
Mail Stop 6010

October 17, 2008

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
AEGONPLEIN 50
P.O. Box 85
The Hague P7 2501 CB

Re: AEGON N.V.
Form 20-F for Fiscal Year Ended December 31, 2007
File No. 1-10882

Dear Mr. Streppel:

We have reviewed your October 1, 2008 response to our September 19, 2008
letter and have the following additional comments. In our comments, we ask you to
provide us with information to better understand your disclosure. Where a comment
requests you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the filing in which you intend to first
include it. If you do not believe that revised disclosure is necessary, explain the reason in
your response. After reviewing the information provided, we may raise additional
comments and/or request that you amend your filing.

Form 20-F for the year ended December 31, 2007

Financial Statements

Note 18.3 Critical Accounting Estimates and Judgment in Applying Accounting Policies
Fair Value Measurement, page 207

1. In responding to prior comment two in your September 8, 2008 response, you
    stated that you plan to clarify your disclosures regarding how you determine fair
    value for your financial asset and liabilities. The Division of Corporation Finance
    recently sent a letter to certain public companies identifying a number of
    disclosure issues to consider in preparing Management's Discussion and Analysis.
    A sample of that letter may also be found on our website at
    http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-
    bullets of the last main bullet point of that letter describe information to consider

when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management's Discussion and Analysis. We believe that this information provides more insight and transparency into the determination of fair value. In providing this information, we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act Filing.

2. Additionally, regarding your revised disclosure in response to prior comment two, please disclose the dollar amount of your assets that you fair value using a) industry standard pricing methodologies, b) internally developed models and c) indicative market prices, separately for level 2 and 3 assets.

3. We believe the information relating to monolines is relevant regardless of the "severe credit market conditions" since it shows concentrations of risk. Please continue to provide this information where there is a material concentration.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comment. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Accounting Branch Chief at (202) 551-3752, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant